Exhibit (m)(15) under Form N-1A
Exhibit 1 under Item 601/Reg. S-K

EXHIBIT D
to the
Distribution Plan

FEDERATED WORLD INVESTMENT SERIES, INC.:

Federated International Leaders Fund
Class A Shares

This Exhibit D to the Distribution Plan is adopted as of the 11th day of February, 2010, by Federated World Investment Series, Inc. with respect to the Class A Shares of the portfolio of the Corporation set forth above.

As compensation for the services provided pursuant to this Plan, FSC will be paid a monthly fee computed at the annual rate of 0.05 of 1% of the average aggregate net asset value of the Class A Shares of Federated International Leaders Fund held during the month.

Witness the due execution hereof this 15th day of June, 2010.

FEDERATED WORLD INVESTMENT SERIES, INC.

By:  /s/ J. Christopher Donahue
Name:  J. Christopher Donahue
Title:  President